Filed Pursuant To Rule 433

Registration No. 333-217785

September 14, 2018

Do More with the Core:	INVESTMENT PROFESSIONAL USE ONLY
Add Gold with the SPDR®
Gold MiniSharesSM ETF
September 2018

By SPDR Research and the Gold Strategy Team

A strong, flexible portfolio depends on how you allocate assets in the core. That’s because the core is the largest part of a portfolio and research has suggested that asset allocation decisions explain over 90% of the variance in portfolio returns.1 Given today’s low return expectations, building a low-cost, we believe a diversified core is more important than ever because high costs can erode a portfolio’s total return over time.

How to Build a Comprehensive Low-Cost Core

We believe today’s core should reflect an expansive investment universe, including US equities, international equities and fixed income as well as alternative assets that are historically uncorrelated to traditional asset classes. Investors have a well-documented tendency to exhibit a home bias (a heavier allocation to domestic stocks).2 Given how globalized the economy has become, where countries outside the US represent 85% of nominal global GDP,3 investments with exposure outside of the US are essential to broaden reach, mitigating any home bias tendency.

Yet, while a portfolio concentrated in equities has historically generated strong returns over the long term, these returns merely compensate for the higher risks assumed. And not all investors can tolerate the significant drawdown risk inherent within equities. Diversifying your core by allocating to bonds and relatively-liquid alternative assets such as gold may help mitigate portfolio drawdowns and improve returns per unit of risk.4 As shown in Figures 1 and 2, relative to both a hypothetical pure equity portfolio and a hypothetical portfolio composed of 60% equity, 40% fixed income, a hypothetical portfolio composed of 59% equity, 35% fixed income and 6% gold would have reduced drawdowns and would have more quickly recovered its maximum losses after stock market crashes during the period from July 1, 1998 through June 30, 2018. A 6% allocation to gold for a moderate portfolio is based on a 2% sliding scale starting with a 2% allocation for a conservative portfolio to 10% allocation for a more risky aggressive portfolio.

And the recently launched SPDR Gold MiniShares ETF (GLDM) with an expense ratio of just 18 basis points — our lowest cost gold product — makes it easier to construct a cost-efficient core that includes gold exposure.

Figure 1: Adding Gold May Improve Risk-Adjusted Returns

	20-Year Annualized					1-Year Return
Hypothetical Asset Allocations	Return	Standard Deviation	Return Per Unit of Risk	Recovery Period	Max Drawdown	Worst	Best

Wilshire 5000 Total Market IndexSM	6.86	15.22	0.45	37 months	-50.96	-43.32	55.65

60% Equity + 40% Bond Portfolio	6.25	9.02	0.69	22 months	-32.93	-28.06	36.68

59% Equity + 35% Bond + 6% Gold Portfolio	6.43	9.08	0.71	20 months	-31.75	-27.81	36.50

Index results do not represent actual ETF results and are for illustrative purposes only.

Source: FactSet, for the period from 07/01/1998 to 06/30/2018. The 60% Equity + 40% Bond Portfolio consists of 31% of the Wilshire 5000 Total Market Index, 29% of the S&P Developed ex-U.S. Broad Market Index, and 40% of the Bloomberg Barclays U.S. Aggregate Bond Index, rebalanced annually, without taking into account transaction costs. The 59% Equity + 35% Bond + 6% Gold Portfolio consists of 30% of the Wilshire 5000 Total Market Index, 29% of the S&P Developed ex-U.S. BMI Index, 35% of the Bloomberg Barclays U.S. Aggregate Bond Index, and 6% of the LBMA Gold Price PM, rebalanced annually, without taking into account transaction costs. The returns were achieved by mathematically combining the actual performance of the indexes listed above. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Performance returns for periods of less than one year are not annualized.

Market Commentary | Do More with the Core: Add Gold with the SPDR® Gold MiniSharesSM ETF

Figure 2: Broaden Reach for Potential Drawdown Mitigation

Source: FactSet, as of 06/30/2018. The 59% Equity + 35% Bond + 6% Gold Portfolio consists of 30% of the Wilshire 5000 Total Market Index, 29% of the S&P Developed ex-U.S. BMI Index, 35% of the Bloomberg Barclays U.S. Aggregate Bond Index, and 6% of the LBMA Gold Price PM, rebalanced annually, without taking into account transaction costs. The returns were achieved by mathematically combining the actual performance of the indexes listed above for the period from July 1, 1998 through June 30, 2018. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Performance returns for periods of less than one year are not annualized.

Ready to Add Gold? Consider 5 Hypothetical Cores, from Conservative to Aggressive

In Build Your Core with SPDR Portfolio ETFsTM, We highlighted 5 hypothetical core examples using US equities, international equities and fixed income that can be tailored to clients’ risk and return requirements ranging from conservative to aggressive. Now, we’re introducing the same 5 hypothetical core examples with an allocation to gold as shown in Figure 3.

If a client is more focused on capital growth over the longer term, a portfolio can be tailored to move up the risk spectrum and allocate more to equities, becoming more equity-like, as measured by the beta to the S&P 500® Index, and less bond-like, as measured by the beta to the Bloomberg Barclays U.S. Aggregate Bond Index.

Equity market fluctuations historically typically have a larger impact on more risk-seeking portfolios, while shifts in the bond market typically impact more risk-averse allocations. The difference is most stark when examining the worst 1-year return periods in Figure 2 above, as more bond sensitive hypothetical portfolios would have experienced less significant drawdowns.

Figure 3: Match Core Allocations to Client Risk Profiles

Hypothetical Asset Allocations
Exposure	Conservative	Moderate-Conservative	Moderate	Moderate-Aggressive	Aggressive

∎ Wilshire 5000 Total Market Index	9.0	20.0	30.0	37.0	45.0

∎ S&P 500 Developed ex-U.S. BMI Index	10.0	19.0	29.0	36.0	43.0

∎ Bloomberg Barclays U.S. Aggregate Bond Index	79.0	57.0	35.0	19.0	2.0

∎ LBMA Gold Price PM	2.0	4.0	6.0	8.0	10.0

Source: State Street Global Advisors, as of 06/30/2018. All asset allocation scenarios are for hypothetical purposes only and are not intended to represent a specific asset allocation strategy or recommend a particular allocation. Each investor’s situation is unique and asset allocation decisions should be based on an investor’s risk tolerance, time horizon and financial situation.

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Market Commentary | Do More with the Core: Add Gold with the SPDR® Gold MiniSharesSM ETF

However, the risk and return relationship is generally asymmetrical. The hypothetical Conservative allocation with 19% equities would have had some sensitivity to the stock market, while the hypothetical Aggressive allocation with only 2% bonds would have had nearly no sensitivity to the bond market. This underscores how even slight asset allocation differences may impact risk and return, as shown in Figure 4.

Figure 4: Hypothetical Portfolio Sensitivities to Stocks and Bonds

Figure 5 further illustrates the impact of moving up and down the risk spectrum and how modest adjustments to an allocation may dictate risk sensitivities. An increasing allocation to gold for the more risky hypothetical portfolios would have helped increase risk-adjusted returns in the hypothetical core examples.

Figure 5: 20-Year Risk/Return Profile for Hypothetical Portfolios

Index results do not represent actual ETF results and are for illustrative purposes only. Source: FactSet, for the period from July 1, 1998 through June 30, 2018. Beta is a measure of the volatility of a portfolio in comparison to the benchmark. Worst 1-Year Return is measured for any consecutive 12 month period. Each portfolio is rebalanced annually, without taking into account transaction costs. The returns were achieved by mathematically combining the actual performance of the indexes listed above. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Performance returns for periods of less than one year are not annualized.

Index results do not represent actual ETF results and are for illustrative purposes only.

Source: FactSet, for the period from July 1, 1998 through June 30, 2018. The following are the weights for Hypothetical Portfolios without gold. Conservative without Gold represents 10% of the Wilshire 5000 Total Market Index, 10% of the S&P Developed ex-U.S. BMI Index and 80% of the Bloomberg Barclays U.S. Aggregate Bond Index. Moderate-Conservative without Gold represents 21% of the Wilshire 5000 Total Market Index, 19% of the S&P Developed ex-U.S. BMI Index and 60% of the Bloomberg Barclays U.S. Aggregate Bond Index. Moderate without Gold represents 31% of the Wilshire 5000 Total Market Index, 29% of the S&P Developed ex-U.S. BMI Index and 40% of the Bloomberg Barclays U.S. Aggregate Bond Index. Moderate-Aggressive without Gold represents 39% of the Wilshire 5000 Total Market Index, 36% of the S&P Developed ex-U.S. BMI Index and 25% of the Bloomberg Barclays U.S. Aggregate Bond Index. Aggressive without Gold represents 47% of the Wilshire 5000 Total Market Index, 47% of the S&P Developed ex-U.S. BMI Index and 10% of the Bloomberg Barclays U.S. Aggregate Bond Index. Hypothetical Portfolios with gold are represented by Figure 3. Each portfolio is rebalanced annually, without taking into account transaction costs. The returns were achieved by mathematically combining the actual performance of the indexes listed above. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Performance returns for periods of less than one year are not annualized.

State Street Global Advisors	3

Market Commentary | Do More with the Core: Add Gold with the SPDR® Gold MiniSharesSM ETF

Control Costs with Low-Cost SPDR Portfolio ETFs and GLDM

Again, as the largest part of your portfolio, the core should never be the most expensive component. So, when you add asset classes to the core to pursue performance or help improve stability, it’s important to ensure your portfolio’s cost profile remains under control.

SPDR Portfolio ETFs, with an average expense ratio of just 6 basis points (bps), cover domestic and international equity and fixed income categories, making it easy to construct relatively cost-efficient customized cores. And, GLDM’s gold ETF industry-low expense ratio of 18 bps makes it relatively cost-effective to further customize cores with gold exposure.

For thoughts on how you can build portfolios that match your clients’ risk/return objectives, check out the five illustrative allocation examples in Figure 6. From conservative to aggressive allocations, each of these portfolios seeks to enhance diversification by offering varying exposures to gold. And because weighted average expense ratios range from 4.2 to 5.0 bps, you keep more of your potential return.5

At State Street Global Advisors, we have a dedicated team of gold strategists that can provide their expertise on how one can consider allocating gold to a portfolio. That’s why we continuously innovate our gold products to meet client needs and market demand.

[1]	Gary P. Brinson, L. Randolph Hood, Gilbert L. Beebower, “Determinants of Portfolio Performance”, Financial Analyst Journal Vol.42 Issue 4 1986.
[2]	Coval and Moskowitz, “Home Bias at Home: Local Equity Preference in Domestic Portfolios.” Journal of Finance, December 1999.
[3]	World Economic Outlook, “International Monetary Fund.” April 2018.
[4]	Return Per Unit of Risk is calculated by dividing returns by the standard deviation for the same time period.
[5]	State Street Global Advisors, as of 06/30/2018.

Figure 6: 5 Hypothetical Risk-based Core Portfolio Examples — for 5 Basis Points and Under

Exposure	Fund	Ticker	Conservative	Moderate- Conservative	Moderate	Moderate- Aggressive	Aggressive
∎ US Equities	SPDR Portfolio Total Stock Market ETF	SPTM	9.0	20.0	30.0	37.0	45.0
∎ Ex-US Equities	SPDR Portfolio Developed World ex-U.S. ETF	SPDW	10.0	19.0	29.0	36.0	43.0
∎ Bonds	SPDR Portfolio Aggregate Bond ETF	SPAB	79.0	57.0	35.0	19.0	2.0
∎ Gold	SPDR Gold MiniShares ETF	GLDM	2.0	4.0	6.0	8.0	10.0
Weighted Average Expense (Basis Points)			4.2	4.4	4.5	4.8	5.0

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Market Commentary | Do More with the Core: Add Gold with the SPDR® Gold MiniSharesSM ETF

ssga.com | spdrs.com

State Street Global Advisors One Iron Street, Boston MA 02210.

T: +1 866 787 2257.

The views expressed in this material are the views of the SPDR Gold Strategy and Research Team through the period ended August 31, 2018 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected.

Important Risk Information

The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor.

Investing involves risk, and you could lose money on an investment in SPDR® Gold MiniSharesSM Trust (“GLDMSM”), a series of the World Gold Trust.

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.

Diversification does not ensure a profit or guarantee against loss.

Non-diversified funds that focus on a relatively small number of securities tend to be more volatile than diversified funds and the market as a whole.

Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions. Investments in small-sized companies may involve greater risks than in those of larger, better known companies. Returns on investments in stocks of small companies could trail the returns on investments in stocks of larger companies.

Value stocks can perform differently from the market as a whole. They can remain undervalued by the market for long periods of time.

Dividend paying securities can fall out of favor causing securities to underperform companies that do not pay dividends. Changes in dividend policies of companies may adversely affect fund performance.

Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets.

Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; issuer credit risk; liquidity risk; and inflation risk.

Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable.

Returns on investments in stocks of large US companies could trail the returns on investments in stocks of smaller and mid-sized companies.

Passively managed funds invest by sampling the index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the index.

The trademarks and service marks referenced herein are the property of their respective owners. State Street Global Advisors and SSGA are registered trademarks of State Street Corporation.

Past performance is not a guarantee of future results.

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to SPDR® Gold MiniSharesSM

Trust (“GLDMSM”):

The World Gold Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the World Gold Trust has filed with the SEC for more complete information about GLDM and this offering. Please see the GLDM prospectus for a more detailed discussion of the risks of investing in GLDM shares. The GLDM prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLDM is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of GLDM do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLDM shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLDM shares relates directly to the value of the gold held by GLDM (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLDM does not generate any income, and as GLDM regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.

MiniSharesSM and GLDMSM are service marks of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC.

Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties makes any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto.

For more information, please contact the Marketing Agent for GLDM: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com.

State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA 02210.

Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit spdrs.com. Read it carefully.

Not FDIC Insured • No Bank Guarantee • May Lose Value

© 2018 State Street Corporation. All Rights Reserved.
State Street Global Advisors	ID13907-2224956.1.1.NA.INST 0818 Exp. Date: 08/31/2019

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.